Mail Stop 4561

February 2, 2010

William D. Green, CEO
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **Filed December 18, 2009**
> **File No. 001-34448**

Dear Mr. Green:

We have reviewed your response letter dated January 21, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 29, 2009.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Consolidated Income Statements, page 4

1.   We note your use of the line-item description "net income before noncontrolling interests" in the consolidated income statements. It appears that this line-item includes income from noncontrolling interest and appears to represent "net income." Please advise.

Consolidated Cash Flows Statements, page 5

2.   We note that you reconcile "net income attributable to Accenture plc" to net cash provided by operating activities. Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with "net income." Please note that ASC 810-10-65-1 defines "net income" as attributable to both the controlling and noncontrolling interests.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Facsimile (312) 652-0160</u>
       Richard D. Buchband, Esq.